Janney Montgomery Scott LLC

1801 Market Street

Philadelphia PA 19103

June 20, 2012

VIA EDGAR AND FACSIMILE

H. Christopher Owings

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549-3561

Re:	Gas Natural Inc. (the “Company”)

Request for Acceleration of Registration Statement on Form S-3

SEC File No. 333-175683

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for Monday, June 25, 2012 at 5:00 p.m., Eastern Time, or as soon as practicable thereafter.

We note in connection with Rule 460 of the Act that we have had access to the information in the proposed prospectus; however, no preliminary prospectuses have been distributed prior to the effective date.

(Signature Page Follows)

Very truly yours, Janney Montgomery Scott LLC

By:	/s/ Joseph P. Culley
	Name:	Joseph P. Culley
	Title:	Managing Director